MEDICAL ACTION INDUSTRIES INC.
2003 ANNUAL REPORT

$100,000,000           NET SALES

Another Year. Another Milestone.


Company Profile

         Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and supplies a variety of disposable medical products. The Company's products are marketed primarily to acute care facilities in domestic and certain international markets. In recent years the Company has expanded its end-user markets to include physician, dental and veterinary offices, out-patient surgery centers and long-term care facilities. Medical Action is a leading manufacturer and supplier of collection systems for the containment of medical waste, minor procedure kits and trays, sterile disposable operating room towels and sterile disposable laparotomy sponges. The Company's products are marketed by its direct sales personnel, extensive network of distributors and manufacturers' representatives. Medical Action has entered into preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with group purchasing alliances. The Company also manufactures its products under private label programs to other distributors and medical suppliers. Medical Action's manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina and Clarksburg, West Virginia facilities.


The Year at  a Glance
Selected Financial Data

                                                                         Year ended March 31,
                                     2003           2002           2001         2000          1999           1998          1997
                                     ----           ----           ----         ----          ----           ----          ----
Earnings Data
Net Sales                       $104,821,844    $82,836,049    $75,441,354   $70,951,533   $57,500,109    $54,640,129   $46,000,309
Income before income taxes        13,163,742     10,135,419      7,369,627     5,284,900     3,167,424      2,756,096     1,642,572
Net income                         8,200,702      6,270,645      4,407,845     3,238,062     1,915,437      1,684,243       971,347
Net income per common share:
         Basic                           .86            .68            .48           .36           .23            .21           .12
         Diluted                         .81            .62            .46           .35           .21            .19           .12
Balance Sheet Data
Total assets                     $84,743,776    $49,647,167    $39,804,201   $39,154,448   $40,152,793    $31,880,894   $24,993,552
Working capital (1)               16,409,442     15,402,142     16,687,809    16,785,870    14,194,637     11,108,552    10,228,286
Long-term debt including
         capital leases (less
         current portion)         27,355,000      8,380,000      7,626,872    11,329,668    13,210,729      6,142,900     3,558,674
Shareholders' equity (2)          43,034,449     33,758,608     25,921,517    21,751,373    17,896,379     15,535,456    13,417,942


Highlights 2003

o Record Net Sales for the eighth consecutive year -- breaking through the $100 million benchmark.

o Record Net Income for the sixth consecutive year, with a compounded annual growth rate of 43% for the six years.

o Acquisition of certain assets relating to the Specialty Packaging and Collection Systems for the Containment of Medical Waste and Sterilization Products Business of MD Industries in June 2002.

o Acquisition of the BioSafety Business of Maxxim Medical, Inc. relating to the Specialty Packaging and Collection Systems for the Containment of Medical Waste and Sharps Containment Systems in October 2002.

o Selected by Forbes Magazine, for the second year in a row, as one of the top 200 small public companies in America -- Ranked No. 78.

o    Net Income was approximately 8% of Net Sales.

o Fostered new strategic alliances with healthcare supply chain partners leveraging the Company's manufacturing capabilities in the People's Republic of China.

          NET SALES            ($ MILLIONS)
             '97                   46.0
             '98                   54.6
             '99                   57.5
             '00                   71.0
             '01                   75.4
             '02                   82.8
             '03                  104.8

         NET INCOME            ($ MILLIONS)
             '97                    .97
             '98                   1.68
             '99                   1.92
             '00                   3.24
             '01                   4.41
             '02                   6.27
             '03                   8.20

    SHAREHOLDERS' EQUITY       ($ MILLIONS)
             '97                   13.4
             '98                   15.5
             '99                   17.9
             '00                   21.8
             '01                   25.9
             '02                   33.8
             '03                   43.0

      DILUTED INCOME           PER SHARE ($)
             '97                   .12
             '98                   .19
             '99                   .21
             '00                   .35
             '01                   .46
             '02                   .62
             '03                   .81


To our Shareholders, Customers, Healthcare Partners and Teammates

         Fiscal 2003 was yet another record breaking year for Medical Action. Our financial performance was outstanding, climbing to record levels by every important measure. We accomplished these results while driving our business forward, integrating our acquisitions, developing new products and maintaining our leadership position. Our accomplishments have been so significant in fact, that they mark the transformation of Medical Action into a very different company from what it was just a few years ago.

         This past year was a year of milestones in spite of challenging economic conditions and ever-more competitive markets. Nowhere is this more apparent than in our top line growth. Net sales increased 27%, exceeding $100 million for the first time in our corporate history. Net income also set a record, rising 31% above last year. Operating income was substantially higher than the preceding years, and for the second year in a row, we were selected by Forbes Magazine as one of the top 200 Small Public Companies in America (No.
78).

         Beyond the significance of these year-to-year gains, fiscal 2003 results represent the eighth consecutive year of record net sales and the sixth consecutive year of record net income for our company. We continue to manage our business for growth and profitability and we remain focused on what we do best -- provide our customers with high quality medical devices at the lowest delivered cost -- and this focus has paid off with outstanding results.

         Most of last year's dramatic increases resulted directly from the execution of our acquisition strategy. During the past year, we completed the acquisitions of MD Industries (June 2002) and the BioSafety Division of Maxxim Medical, Inc. (October 2002). These acquisitions were not only competitors, but were complementary to our line of specialty packaging and collection systems for the containment of medical waste. The acquisition of Maxxim Medical's BioSafety Division was not only our largest acquisition to date, but more importantly, brought us the capability of being vertical in the plastic extrusion process for the manufacture of our collection systems product line. Our line of collection systems we believe is the most extensive in our industry, which includes laboratory specimen transport bags, patient belonging bags, laundry and linen collection bags, chemotherapy waste collection bags, autoclavable bags and biohazardous waste collection bags.

         Growth has been a major focus at Medical Action since the mid-1990s, when we embarked on an aggressive acquisition program. In fact, revenues have grown by approximately 82% during the five-year period from fiscal 1999 to fiscal 2003. More significantly, however, is our even stronger growth in our bottom line earnings during the same period, which have grown by approximately 328%. Our intent from the beginning has been to build a diversified global medical device company. However, we remain true to our roots, in that we will never sacrifice bottom line results in order to achieve our strategic top line objectives.

         In order to be a major competitor in our industry, we must also consider how market conditions in healthcare have changed. Americans continue to enjoy the finest healthcare service in the world. New devices and techniques improve and prolong life; but not without substantial cost. In an effort to restrain the dollar impact, new programs have evolved within our markets or have been driven by federal or state legislation. Group purchasing organizations, integrated healthcare networks, health maintenance organizations, preferred provider organizations and local or regional hospital alliances are just some of the methods providers are trying in order to leverage purchasing and operating costs.

         Consolidation, both vertical and horizontal, continued to take place with our competitors, distributors, supply chain and our customers. The impact on the manufacturing side has also been dramatic. Price increases are extremely difficult to obtain, and on some occasions we are asked to absorb increases in prices for raw materials. Many of our cost reduction programs have in the past allowed us to improve our gross profit margins, but will most likely in the near term help protect margins. We have also worked diligently to increase our margins by leveraging our selling, general and administrative expenses. Our operating income as a percentage of net sales has increased 360% during the past five years. We have repeatedly emphasized that we will look more critically at our net operating income percentage than our gross margin because of the shift in product mix as we grow.

         Medical Action continues to evolve into a leading medical device manufacturer. Our growth in product breadth, markets we serve, as well as geographic reach, has been carefully planned and executed to enhance our competitiveness and to create value for all of our shareholders.

         This is best exemplified by looking at our two largest product categories; collection systems for the containment of medical waste and minor procedure kits and trays. For our fiscal year ended March 31, 1999 these two categories represented approximately 3% of net sales. Today, where net sales have almost doubled since fiscal 1999, these product categories represent approximately 42% of net sales. Our strategy for sustaining long-term profitable growth and creating shareholder value is three-fold; first, to generate organic growth from internal product development and efficiencies; second, to expand our global network and product offerings by acquisition, when they fit appropriately with our strategy and our culture; and third, to be the low cost producer in all product segments in which we compete. Our organic growth stems from several offerings, developing new products, establishing long-term relationships throughout the healthcare supply chain, leveraging our 20 years of manufacturing experience in the People's Republic of China, capitalizing on our niche specialties and managing our business more efficiently through cost reduction initiatives.

         We continue to make efficiency gains by being leaner, more efficient and having greater focus. We do this in part by investing in information technology and taking the lead in electronic commerce. Our goals are to have each of our products be a leader in its market, to diversify our products and markets and to leverage our resources of expertise, technology and strategic partnerships.

         We have a proven track record of meeting challenges head on and turning them into opportunities for growth and value. Medical Action's experienced management team has carefully selected its partners in the past and has become proficient at integrating acquisitions of various sizes into the Medical Action family. The overriding objective remains the same for all acquisitions -- to enhance our value and increase earnings for shareholders. We have earned prominence as an organization because we possess certain qualities that, we believe, define leadership.

         There has been no year in our 26-year history as successful as fiscal 2003. Our financial results speak for themselves. Net sales increased 27% to a record $104,822,000, compared with $82,836,000 in fiscal 2002. Net income for the year rose 31% to a record $8,201,000, compared with $6,271,000 one year ago. Earnings per basic share increased to a record $.86 from $.68 and earnings per diluted share increased to a record $.81 from $.62.

         During fiscal 2003, we also achieved our goal of strengthening our balance sheet as shareholders' equity increased to $43,034,000 or $4.43 per outstanding share. Our solid financial performance demonstrates the strength, stability and growth potential of our businesses.

         Medical Action's financial philosophy is based on a simple commitment to increasing shareholder value. As a market leader and low cost provider, Medical Action seeks to build upon its core business by continuing to provide unsurpassed service to customers while producing favorable returns to shareholders.

         Medical Action has maintained exceptional relationships with its customers and business partners. As the industry landscape changed, Medical Action recognized the need to not only maximize shareholder return, but to increase communications with shareholders, potential investors and the investment community. Another challenge, and one that I have personally accepted for fiscal 2004, is to address the market pricing of our stock. Continually setting new corporate records for sales and income is obviously not enough by itself to encourage a better market valuation. While we believe we have begun to make progress on this front, we intend to spend more time with the investment community in fiscal 2004 as a means to maximize shareholder value.

         Our balance sheet continues to be an important strategic asset as we move into the future. Among other things, our financial strength gives us the ability to pursue attractive acquisition opportunities. Though we will continue to be prudent in evaluating possible acquisitions, we will also continue to be on the lookout for those that make sense for the Company and its shareholders. The right kinds of acquisitions are those that sharpen our competitive edge, enhance our core competency, broaden our ability to offer superior products, are immediately accretive to earnings -- and do all these things relatively quickly, not at some vaguely defined future time.

         We can't think of a better, more exciting time to be part of Medical Action. To maintain our competitive edge, we continue to hire the brightest and the best. We are extremely proud of our employees, who are the embodiment of the spirit that defines Medical Action and who produced our fiscal 2003 results. It is because of them that we are successful. Never before have we had so many markets open to us. Never before have we had so much opportunity within existing product lines. Never before have we been so financially sound that we could consider significant acquisitions. Together, Medical Action employees beneficially own more than 25% of Medical Action common stock and are united in sharing the goals of all other shareholders.

         We would like to thank all of our employees for a superb performance over the past year. We also greatly appreciate the continued support and confidence shown by our shareholders, customers and healthcare partners. While the healthcare landscape will no doubt continue to evolve rapidly, we intend to work hard, stay ahead of the curve and continue to win.

         Paul D. Meringolo
         Chairman of the Board,
         Chief Executive Officer and President


Management's Discussion and Analysis of Financial Condition

         The following management's discussion and analysis describes material changes in the results of operations of Medical Action Industries Inc. ("Medical Action" or the "Company") during each of the three years ended March 31, 2003 and the Company's financial condition at that date. Trends of a material nature are discussed to the extent known and considered relevant.

         Certain statements in this discussion constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Statements indicating the Company "plans," "expects," "estimates" or "believes" are forward-looking statements that involve known and unknown risks, including the Company's future economic performance and financial results. The forward-looking statements relate to (i) expansion of the Company's market share, (ii) the Company's growth into new markets, (iii) internal development of new products and product lines, and (iv) retention of the Company's earnings for use in the operation and expansion of its business.

         Important factors and risks that could cause actual results to differ materially from those referred to in the forward-looking statements include, but are not limited to, the effect of economic and business conditions, the impact of healthcare reform, opportunities for acquisitions, the Company's ability to effectively integrate acquired companies, the ability to obtain additional financing to expand the Company's business, the ability to successfully compete with the Company's competitors that have greater financial resources, the availability and possible increases in raw material prices, including plastic resin used in the manufacture of collection systems, the impact of current or pending legislation and regulation, as well as the risks described from time to time in the Company's filings with the Securities and Exchange Commission, which include its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

         The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could affect actual results, performance and/or achievements, expressed or implied, by the forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company undertakes no obligation to update periodically any forward-looking statement, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS
FISCAL 2003 COMPARED TO FISCAL 2002

         Net sales for the fiscal year ended March 31, 2003 increased 27% to $104,822,000 from $82,836,000 for the fiscal year ended March 31, 2002. The increase in net sales was primarily attributable to a $17,303,000 or 371% increase in net sales of collection systems for the containment of medical waste; a $9,477,000 or 61% increase in minor procedure kits and trays; a $4,854,000 increase in net sales of patient aids and a $1,419,000 increase in non-woven products. These increases more than offset the $3,914,000 or 16% decrease in net sales of operating room towels and a $3,206,000 or 17% decrease in net sales of laparotomy sponges. The increase in net sales was primarily attributed to approximately $24,139,000 due to net sales of products from the Company's acquisitions, $2,267,000 due to net sales of new products, an increase of $924,000 due to increased sales volume of existing products and a decrease of $3,913,000 due to lower average selling prices on existing products. Management believes that the increase in net sales of the collection systems for the containment of medical waste product line was primarily due to net sales of approximately $6,177,000 of those products acquired from MD Industries on June 21, 2002, net sales of $10,943,000 of those products acquired from the BioSafety Division of Maxxim Medical, Inc. on October 25, 2002 and greater domestic market penetration. Net sales of minor procedure kits and trays increased primarily due to net sales of approximately $7,019,000 of minor procedure kits and tray products acquired from Medi-Flex on November 30, 2001 and greater domestic market penetration. Net sales of non-woven products and patient aids was primarily due to greater market penetration. Unit sales of laparotomy sponges decreased by 14% and average selling prices decreased 3%. Unit sales of operating room towels decreased 4% and average selling prices decreased 19%. Management believes that the decrease in unit sales of laparotomy sponges and operating room towels was primarily due to increased competition in the domestic market. Management believes that the decrease in average selling prices was due primarily to increased competition in the domestic market, which it believes will continue in fiscal 2004, and to a change in sales mix. The Company's international sales during the year ended March 31, 2003 were $3,130,000 or 3% of total net sales as compared to $3,026,000 or 4% of total net sales for the fiscal year ended March 31, 2002.

         The Company has entered into agreements with nearly every major group purchasing organization. These agreements, which expire at various times over the next several years, can be terminated typically on ninety (90) day advance notice and do not contain minimum purchase requirements. The Company, to date, has been able to achieve significant compliance to their respective member hospitals. The termination or non-renewal of any of these agreements may result in the significant loss of business or lower average selling prices. In some cases, as these agreements are renewed, the average selling prices could be materially lower.

         As a result of its recent acquisitions, collection systems for the containment of medical waste is the Company's largest product line. The primary raw material utilized in the manufacture of this product line is plastic resin. During fiscal 2003, world events caused the cost of plastic resin to be extremely volatile. The Company has instituted a price increase which it believes will be accepted by its customers.

         Gross profit increased $5,848,000 or 25% to $31,383,000 for the fiscal year ended March 31, 2003 as compared to $25,535,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 2003 decreased to 30% as compared to 31% for the prior fiscal year. The increase in gross profit dollars for the fiscal year ended March 31, 2003 was due to increased sales volume, increased manufacturing efficiencies at the Company's manufacturing facility in North Carolina and a decrease in raw material costs. The decrease in gross margin percentage was due primarily to a change in sales mix.

         Selling, general and administrative expenses increased 15% or $2,256,000 to $17,465,000 for the fiscal year ended March 31, 2003 from $15,208,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased to 17% as compared to 18% for the prior fiscal year. Selling expenses increased $636,000 primarily from additional salary and related expenses from new sales territories and the expansion of the Company's marketing department to provide support of the Company's recent acquisitions. In addition, commissions increased as a result of higher sales volume and, to a lesser extent, expenditures associated with sales meetings and advertising programs. Administrative expenses increased $1,083,000 primarily due to professional and banking fees, amortization of intangibles, and salaries of the additional administrative staff required as a result of the Company's significant growth. Distribution expenses increased $537,000 primarily due to higher sales volume.

         Interest expense increased 211% to $826,000 or .8% of net sales from $265,000 or .3% of net sales for the fiscal years ended March 31, 2003 and March 31, 2002, respectively. The increase in interest expense was attributable to an increase in the average principal loan balances outstanding, which was partially offset by lower interest rates during the fiscal year ended March 31, 2003 as compared to the fiscal year ended March 31, 2002. The increase in the average principal loan balances outstanding during the year was primarily attributable to cash used for acquisitions during fiscal 2003.
         Net income for the fiscal year ended March 31, 2003 was $8,201,000 or $.86 per basic share and $.81 per diluted share as compared to $6,271,000 or $.68 per basic share and $.62 per diluted share for the fiscal year ended March 31, 2002. The increase in net income was attributable to the increase in net sales and gross profits, which were partially offset by an increase in selling, general and administrative expenses and an increase in interest expense.


RESULTS OF OPERATIONS
FISCAL 2002 COMPARED TO FISCAL 2001

         Net sales for the fiscal year ended March 31, 2002 increased 10% to $82,836,000 from $75,441,000 for the fiscal year ended March 31, 2001. The increase in net sales was primarily attributable to a $3,872,000 or 40% increase in net sales of small kits and trays; a $2,318,000 or 11% increase in net sales of operating room towels; and a $1,932,000 or 71% increase in net sales of collection systems/biohazardous bags. Those increases more than offset the $1,081,000 or 5% decrease in net sales of laparotomy sponges. Management believes that the increase in net sales of small kits and trays was primarily attributable to net sales of small kits and tray products acquired from Medi-Flex on November 30, 2001. The increase in operating room towels and collection system/biohazardous bags was primarily due to greater market penetration. The decrease in the sales of laparotomy sponges was primarily due to a correction by international distributors of inventory levels of laparotomy sponges to reflect actual customer demand of international sales of laparotomy sponges. The Company's international sales during the year ended March 31, 2002 were $3,026,000 or 4%
of total net sales as compared to $3,879,000 or 5% of total net sales for the fiscal year ended March 31, 2001.

         The Company obtains a portion of its raw materials for operating room towels from the People's Republic of China. These operating room towels were designated as a textile, for which an export visa is required. However, with the admission of the People's Republic of China into the World Trade Organization ("WTO"), export visas for operating room towels are no longer required. As a result, the Company believes that sales of this product will become more competitive and average selling prices will decline during fiscal 2003. In addition, the Company believes that it would be able to maintain its market share and gross margin dollars of these products.

         Gross profit increased $3,383,000 or 15% to $25,535,000 for the fiscal year ended March 31, 2002 as compared to $22,152,000 for the prior fiscal year. Gross profit as a percentage of sales for the fiscal year ended March 31, 2002 increased to 31% as compared to 29% for the prior fiscal year. The increase in gross profit dollars and gross margin percentage for the fiscal year ended March 31, 2002 was due to increased sales volume, increased manufacturing efficiencies at the Company's manufacturing facility in North Carolina and a decrease in raw material costs.

         Selling, general and administrative expenses increased by $929,000 to $15,208,000 for the fiscal year ended March 31, 2002 from $14,279,000 for the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased to 18% as compared to 19% for the prior fiscal year. The decrease in selling, general and administrative expense dollars as a percentage of sales was primarily attributable to increased administrative efficiencies and the $454,000 of goodwill and trademarks amortization no longer recognized, as the Company, effective April 1, 2001, has adopted the provisions of SFAS No. 142. The increase in selling, general and administrative expenses consisted primarily of increased selling expenses associated with achieving higher sales. The increase in selling expenses consisted primarily of increased commissions and salaries.

         Interest expense decreased 53% to $265,000 or .3% of net sales from $567,000 or 1% of net sales for the fiscal years ended March 31, 2002 and March 31, 2001, respectively. The decrease in interest expense was attributable to a decrease in the average principal loan balances outstanding and lower interest rates during the fiscal year ended March 31, 2002 as compared to the fiscal year ended March 31, 2001. The decrease in the average principal loan balances outstanding during the year was primarily attributable to net cash provided from operating activities during fiscal 2002.

         Net income for the fiscal year ended March 31, 2002 was $6,271,000 or $.68 per basic share and $.62 per diluted share as compared to $4,408,000 or $.48 per basic share and $.46 per diluted share for the fiscal year ended March 31, 2001. The increase in net income was attributable to the increase in net sales, gross profits and a decrease in interest expense, which were partially offset by an increase in selling, general and administrative expenses.


LIQUIDITY AND CAPITAL RESOURCES

         Current assets have increased $6,399,000 to $28,328,000 at March 31, 2003 from $21,929,000 at March 31, 2002. The increase was primarily attributable to a $2,340,000 increase in accounts receivable and a $3,413,000 increase in inventory. The increase in accounts receivable and inventory was due primarily to increased sales as a result of the Company's acquisitions. The Company had working capital of $16,410,000 with a current ratio of 2.4 at March 31, 2003 as compared to working capital of $15,402,000 with a current ratio of 3.4 at March 31, 2002. Total borrowings outstanding were $32,715,000 with a debt to equity ratio of .76 at March 31, 2003 as compared to $10,540,000 with a debt to equity ratio of .31 at March 31, 2002. The increase in total borrowings outstanding at year-end was primarily attributable to the utilization of funds under the Company's existing credit facility to purchase certain assets relating to the specialty packaging and collection systems for the containment of medical waste and sterilization products business of MD Industries on June 21, 2002 and certain assets relating to the BioSafety Division of Maxxim Medical, Inc. on October 25, 2002.

         On October 21, 2002, the Company signed a Loan Agreement and Revolving Credit Note (the "Agreement") with a lending group. The Agreement, which expires on October 21, 2005, contains a borrowing limit of $40,000,000. The Agreement bears interest at either the alternate base rate or at the LIBOR rate plus applicable margins. Long-term funds available under this Agreement amounted to $8,665,000 at March 31, 2003, as defined in the borrowing base formula. The loan amount is collateralized by all of the assets of the Company and contains restrictive covenants which limit certain transactions, requires maintenance of financial ratios and prohibits the payment of dividends. At March 31, 2003, the Company was in compliance with all such covenants and financial ratios.

         The Company has financed its operations primarily through cash flows from operations and borrowings from its existing credit facilities. At March 31, 2003, the Company had a cash balance of $892,000 as compared to $785,000 at March 31, 2002. The Company's operating activities provided cash of $8,821,000 and $11,074,000 for the years ended March 31, 2003 and 2002, respectively. Net cash provided during the year ended March 31, 2003 consisted primarily of net income from operations, depreciation and amortization, and increases in deferred income taxes and accounts payable offset by increases in accounts receivable, inventories and other assets.

         Investing activities used net cash of $31,280,000 and $11,990,000 during the years ended March 31, 2003 and 2002, respectively. The principal use during the year ended March 31, 2003 was for the acquisition of certain assets relating to the specialty packaging and collection systems for the containment of medical waste and sterilization products business of MD Industries on June 21, 2002 and certain assets relating to the BioSafety Division of Maxxim Medical, Inc. on October 25, 2002. The purchase price and related acquisition costs for the MD Industries and Maxxim Medical, Inc. businesses were approximately $9,535,000 and $20,694,000, respectively. In addition, the Company's purchases of property and equipment amounted to $1,056,000 for the year ended March 31, 2003.

         Financing activities provided cash of $22,566,000 and $1,062,000 during the years ended March 31, 2003 and 2002, respectively. Financing activities during the year ended March 31, 2003 consisted of borrowings under the Company's existing credit facilities of $47,388,000, principally to finance the acquisition of certain assets relating to the specialty packaging and collection systems for the containment of medical waste and sterilization products business of MD Industries and certain assets relating to the BioSafety Division of Maxxim Medical, Inc., offset by principal payments of $25,213,000. Other financing activities include cash proceeds from the exercise of employee stock options of $725,000 and $334,000 was used for the repurchase of the Company's common stock.

         At March 31, 2003, the Company had no material commitments for capital expenditures.

         The Company believes that the anticipated future cash flow from operations, coupled with its cash on hand and available funds under its revolving credit agreement, will be sufficient to meet its working capital requirements for fiscal 2004.

         The Company believes that the relatively moderate rates of inflation in 2003 and 2002 have not had a significant impact on sales and profitability.


QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based on the alternate base rate of interest plus a spread of up to 3/4%, or at LIBOR rate plus a spread of up to 31/4%. The spread over the alternate base rate and LIBOR rates is determined based upon the Company's performance with regard to agreed-upon financial ratios. The Company decides at its sole discretion as to whether borrowings will be at the alternate base rate or LIBOR. At March 31, 2003, $28,835,000 was outstanding under the credit facility. Changes in the alternate base rate or LIBOR rates during fiscal 2004 will have a positive or negative effect on the Company's interest expense. Each 1% fluctuation in the interest rate will increase or decrease interest expense for the Company by approximately $288,000 on an annualized basis.

         In addition, the Company is exposed to interest rate change market risk with respect to the proceeds received from the issuance and sale by the Buncombe County Industrial and Pollution Control Financing Authority Industrial Development Revenue Bonds. At March 31, 2003, $3,880,000 was outstanding for these Bonds. The Bonds bear interest at a variable rate determined weekly. During fiscal 2003, the average interest rate on the Bonds approximated 1.1%. Each 1% fluctuation in interest rates will increase or decrease the interest expense on the Bonds by approximately $39,000 on an annualized basis.

         A significant portion of the Company's raw materials are purchased from India and China. All such purchases are transacted in U.S. dollars. The Company's financial results, therefore, could be impacted by factors such as changes in foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials. To date, sales of the Company's products outside the United States have not been significant.


CRITICAL ACCOUNTING POLICIES

         The Company's significant accounting policies are summarized in Note 1 of its financial statements. While all these significant accounting policies impact its financial condition and results of operations, the Company views certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on the Company's financial statements and require management to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates.

         The Company believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on the Company's consolidated results of operations, financial position or liquidity for the periods presented in this report.The accounting policies identified as critical are as follows:

Revenue Recognition - The Company recognizes revenues in accordance with generally accepted accounting principles as outlined in SAB No. 101 which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) product delivery, including customer acceptance, has occurred or services have been rendered; (3) the price is fixed or determinable and (4) collectability is reasonably assured. The Company believes that its revenue recognition policy is critical because revenue is a very significant component of its results of operations. Decisions relative to criteria (4) regarding collectability are based upon management judgments and should conditions change in the future and cause management to determine this criteria is not met, the Company's recognized results may be affected.

Income Taxes - In preparing the Company's financial statements, income tax expense is calculated for each of the jurisdictions in which the Company operates. This process involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes which are recorded as deferred tax assets and liabilities. Deferred tax assets are periodically evaluated to determine their recoverability, and where their recovery is not likely, a valuation allowance is established and a corresponding additional tax expense is recorded in the Company's statement of operations. In the event that actual results differ from the Company's estimates given changes in assumptions, the provision for income taxes could be materially impacted. As of March 31, 2003, no valuation allowance existed on the Company's books. The total net deferred tax liability as of March 31, 2003 was $2,045,000.

Inventories - The Company values its inventory at the lower of the actual cost to purchase and/or manufacture or the current estimated market value of the inventory. On an ongoing basis, inventory quantities on hand are reviewed and an analysis of the provision for excess and obsolete inventory is performed based primarily on the Company's estimated sales forecast of product demand, which is based on sales history and anticipated future demand. A significant increase in the demand for the Company's products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, the Company's estimates of future product demand may prove to be inaccurate in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. Accordingly, future adjustments to the provision may be required. Although every effort is made to ensure the accuracy of the Company's forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of the Company's inventory and reported operating results. Historically, the Company has not experienced any significant inventory write-downs due to excess and obsolete inventory.

Goodwill and Other Intangibles - Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets and liabilities purchased, with the excess value, if any, being classified as goodwill. In addition, as described in Notes 4 and 5 of the Company's financial statements, as a result of the Company's acquisitions, values were assigned to intangible assets for trademarks, customer relationships, non-compete agreements and supply agreements. Finite useful lives were assigned to these intangibles, if appropriate, and they will be amortized over their remaining life. As with any intangible asset, future write-downs may be required if the value of these assets becomes impaired.

Property, Plant and Equipment - Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the asset will generate revenue. Any change in conditions that would cause management to change its estimate as to the useful lives of a group or class of assets may significantly impact the Company's depreciation expense on a prospective basis.

Allowance for Doubtful Accounts - The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. The Company continuously monitors collections and payments from customers and a provision for estimated credit losses is maintained based upon its historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within the Company's expectations and the provisions established, the Company cannot guarantee that the same credit loss rates will be experienced in the future. Concentration risk exists relative to the Company's accounts receivable, as 65% of the Company's total accounts receivable balance for fiscal 2003 is concentrated in three distributors. While the accounts receivable related to these distributors may be significant, the Company does not believe the credit loss risk to be significant given the consistent payment history of these distributors.

Recent Accounting Pronouncements - In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." This statement eliminates the current requirements that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classifications. In addition, SFAS No. 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sales-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature. The rescission of SFAS No. 4 is effective in fiscal years beginning after May 15, 2002. The amendment and technical corrections of SFAS No. 13 are effective for financial statements issued on or after May 15, 2002. Management believes that the adoption of SFAS No. 145 will not have a material impact on its results of operations or financial position.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management believes that the adoption of SFAS No. 146 will not have a material impact on its results of operations or financial position.

         In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002 and the interim disclosure provisions are effective for interim periods beginning after December 15, 2002. The Company currently plans to continue to apply the intrinsic-value based method to account for stock options and has complied with the new disclosure requirements beginning with its fiscal year ending March 31, 2003.

         In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS
133. We do not expect the provisions of SFAS 149 to have a material impact on our financial position or results of operations.

         In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. We do not expect the provisions of SFAS 150 to have a material impact on our financial position or results of operations.

                                 BALANCE SHEETS

                         MEDICAL ACTION INDUSTRIES INC.

                                                                 March 31,
                                                            2003          2002
                                                            ----          ----
Assets
Current assets:
  Cash                                                    $891,982      $785,229
  Accounts receivable, less allowance for doubtful
    accounts of $276,000 at March 31, 2003 and
    $234,000 at March 31, 2002                          10,144,390     7,846,346
  Inventories, net                                      16,078,830    12,666,085
  Prepaid expenses                                         477,131       332,865
  Deferred income taxes                                    391,362       217,328
  Prepaid income taxes                                     317,139
  Other current assets                                      26,679        81,265
Total current assets                                    28,327,513    21,929,118
Property and equipment, net                             15,093,263     9,690,889
Due from officers                                          382,051       382,051
Goodwill                                                37,085,562    16,553,017
Trademarks                                                 666,000       569,000
Other intangible assets, net                             2,496,833       350,833
Other assets                                               692,554       172,259
                                                       -----------   -----------
Total assets                                           $84,743,776   $49,647,167
                                                       ===========   ===========

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                      $4,450,718    $2,434,199
  Accrued expenses                                       1,300,820       994,759
  Accrued commissions                                      806,533       918,547
  Accrued income taxes                                           -        19,471
  Current portion of long-term debt                      5,360,000     2,160,000
Total current liabilities                               11,918,071     6,526,976
Deferred income taxes                                    2,436,256       981,583
Long-term debt, less current portion                    27,355,000     8,380,000
                                                        -----------   ----------
                                                        41,709,327    15,888,559
                                                        ===========   ==========

Commitments and contingencies
Shareholders' equity:
  Preferred stock, 5,000,000 shares authorized,
    $.001 par value: none issued at
    March 31, 2003 and 2002                                      -             -
Common stock, 15,000,000 shares authorized,
    $.001 par value: issued 9,704,892 shares
    at March 31, 2003 and 9,496,949 shares at
    March 31, 2002                                           9,705         9,497
Additional paid-in capital, net                         12,076,878    11,001,947
Retained earnings                                       30,947,866    22,747,164
                                                       -----------   -----------
Total shareholders' equity                             $43,034,449   $33,758,608
                                                       -----------   -----------
Total liabilities and shareholders' equity             $84,743,776   $49,647,167
                                                       ===========   ===========

The accompanying notes are an integral part of these statements.

                             STATEMENTS OF EARNINGS

                         MEDICAL ACTION INDUSTRIES INC.


                                                             Year ended March 31,
                                                    2003              2002             2001
                                                    ----              ----             ----
Net sales                                       $104,821,844      $82,836,049      $75,441,354
Cost of sales                                     73,438,355       57,301,092       53,289,057
Gross profit                                      31,383,489       25,534,957       22,152,297
Selling, general and administrative expenses      17,464,859       15,208,484       14,278,551
Interest expense                                     825,595          265,437          566,690
Interest (income)                                    (70,707)         (74,383)         (62,571)
                                                ------------      -----------      -----------
                                                  18,219,747       15,399,538       14,782,670
Income before taxes                               13,163,742       10,135,419        7,369,627
Income tax expense                                 4,963,040        3,864,774        2,961,782
                                                ------------      -----------      -----------
Net income                                        $8,200,702       $6,270,645       $4,407,845
                                                ============      ===========      ===========
Net income per common share
         Basic                                          $.86             $.68             $.48
         Diluted                                        $.81             $.62             $.46



The accompanying notes are an integral part of these statements.

                       STATEMENT OF SHAREHOLDERS' EQUITY

                         MEDICAL ACTION INDUSTRIES INC.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Total
                                         Common Stock           Additional        Deferred         Retained        Shareholders'
                                    Shares          Amount    Paid-In Capital    Compensation      Earnings           Equity
----------------------------------------------------------------------------------------------------------------------------------

Balance at April 1, 2000           9,198,022         $9,198     $9,673,501     $         -       $12,068,674      $21,751,373

Issuance of common stock:
  On exercise of stock
  options, net                        95,893             96         154,179                                           154,275
Fair value of warrants granted
  for services                                                      89,000         (89,000)                                 -
Amortization of warrants granted
  for services                                                                      65,270                             65,270
Repurchase of common stock          (138,800)          (139)      (535,776)                                          (535,915)
Tax benefit from exercise of
  stock options                                                     78,669                                             78,669
Net income                                                                                         4,407,845        4,407,845
----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2001          9,155,115          9,155      9,459,573         (23,730)       16,476,519       25,921,517

Issuance of common stock:
  On exercise of stock options
  and warrants, net                  553,134            553        922,081                                            922,634
Amortization of warrants granted
  for services                                                                      23,730                             23,730
Repurchase of common stock          (211,300)          (211)    (1,332,968)                                        (1,333,179)
Tax benefit from exercise of
  warrants and options                                           1,953,261                                          1,953,261
Net income                                                                                         6,270,645        6,270,645
----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2002          9,496,949          9,497     11,001,947               -        22,747,164       33,758,608

Issuance of common stock:
  On exercise of stock
  options, net                       233,376            233        724,344                                            724,577
Repurchase of common stock          (25,433)            (25)      (333,654)                                          (333,679)
Tax benefit from exercise
  of options                                                       684,241                                            684,241
Net income                                                                                         8,200,702        8,200,702
----------------------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003          9,704,892         $9,705    $12,076,878     $         -       $30,947,866      $43,034,449
----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of this statement.

                            STATEMENTS OF CASH FLOWS

                         MEDICAL ACTION INDUSTRIES INC.


                                                                      Year ended March 31,
                                                             2003            2002            2001
                                                             ----            ----            ----
Operating activities
Net income                                                $8,200,702      $6,270,645      $4,407,845
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                          1,702,703       1,054,823       1,418,287
    Provision for doubtful accounts                           42,000          41,000          36,000
    Deferred income taxes                                  1,280,639         374,718         (61,555)
    Deferred compensation                                          -          23,730          65,270
    Loss on sale of property and equipment                    (1,171)              -          (3,313)
    Tax benefit from exercise of warrants and options        684,241       1,953,261          78,669
    Changes in operating assets and liabilities,
      net of acquisitions:
 Accounts receivable                                      (2,340,044)        718,972        (902,912)
 Inventories                                              (1,799,112)        531,441         903,563
 Prepaid expenses, other current assets and
   other receivables                                         (89,680)        (74,954)        (64,864)
 Other assets                                               (733,466)         27,537          54,203
 Accounts payable                                          2,016,519         325,041        (769,881)
 Income taxes                                               (336,610)       (296,759)        424,023
 Accrued expenses, payroll and taxes                         194,047         124,097         444,795
Net cash provided by operating activities                  8,820,768      11,073,552       6,030,130

Investing activities
Purchase price and related acquisition costs             (30,229,415)    (11,269,280)              -
Purchases of property and equipment                       (1,056,498)       (721,254)     (2,074,432)
Proceeds from sale of property and equipment                   6,000               -           7,500
Loans to officers - net                                            -           1,000               -
Net cash used in investing activities                    (31,279,913)    (11,989,534)     (2,066,932)

Financing activities
Proceeds from revolving line of credit,
  term loan and long-term borrowings                      47,387,612      12,635,000       5,180,000
Principal payments on revolving line of credit,
  long-term debt, and capital lease obligations          (25,212,612)    (11,162,792)     (8,723,881)
Proceeds from exercise of employee stock options             724,577         922,634         154,275
Repurchases of company common stock                         (333,679)     (1,333,179)       (535,915)
Net cash provided by (used in) financing activities       22,565,898       1,061,663      (3,925,521)
Increase in cash                                             106,753         145,681          37,677
Cash at beginning of year                                    785,229         639,548         601,871
Cash at end of year                                         $891,982        $785,229        $639,548
Supplemental disclosures:
  Interest paid                                             $890,721        $402,201        $798,586
  Income taxes paid                                       $3,331,558      $1,833,608      $2,524,276


The accompanying notes are an integral part of these statements.

                         NOTES TO FINANCIAL STATEMENTS
                 MEDICAL ACTION INDUSTRIES INC. o MARCH 31, 2003

Note 1 -- Significant Accounting Policies

Inventories

         Inventories are stated at the lower of cost or market net of reserve for obsolete and slow moving inventory. Cost is determined by the first-in, first-out method.

Property and Equipment

         Property and equipment are stated at cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. The carrying amount and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any resulting gain or loss is reflected in operations in the year of disposal. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets (buildings-40 years; factory equipment-10 to 20 years; fixtures and other equipment-3 to 5 years). Accelerated methods of depreciation are used for tax purposes. Amortization of leasehold improvements is provided on the straight-line method over the period of their economic or related lease lives, whichever is less.

Intangibles

         Intangibles, consisting primarily of goodwill, trademarks, a supply agreement, non-competition agreements and customer relationships represent the excess of the aggregate price paid by the Company over the fair market value of the tangible assets acquired in business acquisitions accounted for as a purchase. Goodwill and trademarks will be tested for impairment periodically, in accordance with Statement No. 142 as issued by the Financial Accounting Standards Board. The other intangible assets will be amortized according to their useful lives.

         Accumulated amortization of the other intangible assets amounted to $175,167 and $21,167 for the fiscal years ended March 31, 2003 and 2002, respectively.

         Other intangible asset amortization expense for the years ended March 31, 2003, 2002 and 2001 was $154,000, $21,167 and $0, respectively. Estimated amortization expense related to these intangibles for the five succeeding fiscal years is as follows:

         2004     $283,500
         2005     $269,000
         2006     $269,000
         2007     $269,000
         2008     $208,333

         The Company reviews for the impairment of long-lived assets and certain identifiable intangibles (including the excess of cost over fair value of net assets acquired and property and equipment) annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of the assets exceeds its fair value. The Company has not identified any such impairment losses.

Revenue Recognition

         The Company recognizes revenue as products are shipped and title passes to customers. Shipping and credit terms are negotiated on a customer by customer basis and all orders are processed and revenue is recognized accordingly. Products are shipped primarily to distributors at an agreed upon list price. The distributor then resells the products primarily to hospitals and depending upon contracts between the Company, the distributor and the hospital, the distributor may be entitled to a rebate. The Company deducts all rebates from sales and has a provision for allowances based on historical information for all rebates that have not yet been processed.

         All customer returns must be pre-approved by the Company. The Company does not have any post shipment obligations to customers.

Currency

         All of the Company's sales and purchases were transacted in U.S.
dollars.

Stock Compensation

         In accordance with the provisions of SFAS No. 123, the Company has elected to apply APB 25 and related interpretations in accounting for its employee and director stock-based awards because, as discussed in Note 11, the alternative fair value accounting provided for under SFAS No. 123 requires use of option valuation models that were not developed for use in valuing such employee and director stock-based awards. For the years ended March 31, 2003, 2002, and 2001, all employee and director stock-based awards were granted with an exercise price equal to the fair market value of the Company's common stock on their date of grant. Therefore, under the provisions of APB 25, no compensation expense has been recognized with respect to such awards. If the Company had elected to recognize compensation expense based on the fair value of the employee and director stock-based awards granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:

                                         2003          2002          2001
                                         ----          ----          ----

   Net income-as reported             $8,200,702    $6,270,645    $4,407,845
   Net income-pro forma                7,169,041     5,838,295     4,189,849
   Earnings per share-as reported:
     Basic                                  $.86          $.68          $.48
     Diluted                                 .81           .62           .46
   Earnings per share-pro forma
     Basic                                  $.75          $.63          $.45
     Diluted                                 .71           .58           .44

Earnings Per Share Information

         Basic earnings per share is based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share is based on the weighted average number of common and potential common shares outstanding.

The calculation takes into account the shares that may be issued upon exercise of stock options and warrants, reduced by the shares that may be repurchased with the funds received from the exercise, based on average prices during the year. Excluded from the calculation of earnings per share are options and warrants to purchase 339,813, 20,000 and 7,500 shares in fiscal 2003, 2002 and 2001 respectively, as their inclusion would have been antidilutive. Note 10 displays a table showing the computation of basic and diluted earnings per share.

Business Concentrations

         The Company manufactures and distributes disposable medical products principally to medical product distributors and hospitals located throughout the United States. The Company performs credit evaluations of its customers' financial condition and does not require collateral. Receivables are generally due within 30-90 days. Credit losses relating to customers have historically been minimal and within management's expectations. (See Note 13 for major customers.)

         A significant portion of the Company's raw materials are purchased from India and China. All such purchases are transacted in U.S.dollars. The Company's financial results, therefore, could be impacted by factors such as foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials.

Use of Estimates and Fair Value of Financial Instruments

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments, consisting of cash, accounts receivable, accounts payable, and debt, approximates carrying value due to the immediate or short-term maturity associated with its cash, accounts receivable and accounts payable, and the interest rates associated with its debt.

Note 2 -- Inventories

Inventories consist of the following:

                                               March 31,
                                        2003              2002
                                        ----              ----
              Finished goods        $8,641,517        $6,049,169
              Raw materials          7,437,313         6,616,916
                                   -----------       -----------
              Total                $16,078,830       $12,666,085
                                   ===========       ===========

Note 3 -- Property and Equipment

Property and equipment (including those arising from capital leases) are summarized as follows:

                                                        March 31,
                                                 2003               2002
                                                 ----               ----
         Land and buildings                   $7,946,052        $6,550,904
         Machinery and equipment              13,812,229         8,621,412
         Furniture and fixtures                  959,065           802,914
         Capital leases - equipment                    0            12,900
                                             -----------        ----------
                                              22,717,346        15,988,130
         Less accumulated depreciation
          and amortization                     7,624,083         6,297,241
                                             -----------        ----------
                                             $15,093,263        $9,690,889
                                             ===========        ==========

Depreciation expense amounted to $1,335,532 and $947,657 in the fiscal years ended March 31, 2003 and 2002, respectively.

Note 4 -- Accounting for Business Combinations, Intangible Assets and Goodwill

         In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." The new standards require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

         The Company has adopted as of April 1, 2001, the provisions of SFAS Nos. 141 and 142. Therefore, annual and quarterly amortization of goodwill and trademarks of $454,000 and $113,500 are no longer recognized. The Company has performed a fair value based impairment test and has determined that no impairment of goodwill or trademarks existed as of December 31, 2002.

         The following table presents a reconciliation of net income and earnings-per-share amounts, as reported in the financial statements, to those amounts adjusted for goodwill and intangible asset amortization determined in accordance with the provisions of SFAS No. 142.


                                                Year Ended March 31,
                                           2003          2002         2001
                                           ----          ----         ----
Reported net income                    $8,200,702    $6,270,645    $4,407,845
  Add back: goodwill amortization               0             0       429,000
  Add back: trademarks amortization             0             0        25,000
  Income tax effect                             0             0      (182,000)
Adjusted net income                    $8,200,702    $6,270,645    $4,679,845

Basic earnings per share:
Reported net income                          $.86          $.68          $.48
Goodwill amortization                         .00           .00           .05
Trademarks amortization                       .00           .00           .00
Income tax effect                             .00           .00          (.02)
Adjusted net income                          $.86          $.68          $.51

Diluted earnings per share:
Reported net income                          $.81          $.62          $.46
Goodwill amortization                         .00           .00           .04
Trademarks amortization                       .00           .00           .00
Income tax effect                             .00           .00          (.02)
Adjusted net income                          $.81          $.62          $.49

Note 5 -- Acquisitions

         On October 25, 2002, the Company acquired certain assets relating to the BioSafety Division of Maxxim Medical, Inc. of Waltham, Massachusetts. The BioSafety Division, which maintains a manufacturing facility in Clarksburg, West Virginia, consists of specialty packaging and collection systems for the containment of infectious waste and a line of sharps containment systems. The purchase price for the assets acquired including related closing costs was approximately $20,694,000.

         The assets acquired included inventory, the land and manufacturing facility in Clarksburg, West Virginia, certain fixed assets, a non-competition agreement, customer relationships, and intellectual property used in the operations of the Biosafety Division.

         The acquisition of the Biosafety Division of Maxxim Medical, Inc. has been accounted for as a purchase pursuant to Statement No. 141 as issued by the Financial Accounting Standards Board. The operations of the BioSafety Division of Maxxim Medical, Inc. have been included in the Company's statement of earnings since the acquisition date. The following table summarizes the assets acquired from the BioSafety Division of Maxxim Medical, Inc. and the allocation of the purchase price:

         Inventory                                      $914,000
         Land and building                             1,380,000
         Factory and office equipment                  4,280,000
         Goodwill                                     11,750,000
         Trademarks                                       70,000
         Non-competition agreement                       700,000
         Customer relationships                        1,600,000
                                                     -----------
                                                     $20,694,000
                                                     ===========

         The BioSafety Division of Maxxim Medical, Inc. manufactures biosafety containment products that are used to dispose of sharp medical instruments and biological waste. Essentially, the acquisition increased the Company's market share in these products, while gaining manufacturing efficiencies and the benefit of increased purchasing power and lower material costs. As a result of the acquisition, the company has projected approximately $19 million of incremental sales to existing customers of biosafety containment products with limited selling and general administrative expenses. The aforementioned were the primary reasons for the acquisition and the main factors that contributed to the purchase price and which resulted in the recognition of goodwill. For tax purposes, the goodwill will be deductible.

         Goodwill and trademarks will be tested for impairment periodically, in accordance with Statement No. 142 as issued by the Financial Accounting Standards Board. The non-competition agreement will be amortized over a period of five years and the customer relationships will be amortized over a period of twenty years.

         The Company utilized the funds available under its existing Revolving Credit Note and Loan Agreement in order to satisfy the purchase price. The purchase price allocation is subject to certain adjustments, none of which are anticipated to be material, because the valuation of the assets and acquisition costs have not been finalized.

         Summarized below are the unaudited pro forma results of operations of the Company as if the BioSafety Division of Maxxim Medical, Inc. has been acquired at the beginning of the fiscal periods presented:

                                                Year ended March 31,
                                                2003            2002
                                                ----            ----
            Net sales                      $117,361,000    $112,504,000
            Net income                        8,562,000       8,732,000

            Net income per common share
            Basic                                 $0.89           $0.94
            Diluted                               $0.84           $0.86

         Reclassifications and adjustments were made to the pro forma results to properly reflect depreciation of property, plant and equipment, interest expense, financing fees and tax rates.

         The pro forma financial information presented above for the year ended March 31, 2003 and 2002 is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented or of future operating results of the combined companies.

          On June 21, 2002, the Company acquired certain assets relating to the specialty packaging and collection systems for the containment of infectious waste and sterilization products business of MD Industries of Northbrook, Illinois ("MD Industries"). The purchase price for the assets acquired was approximately $9,535,000 including acquisition costs, all of which was paid at closing.

         The assets acquired included inventory, certain fixed assets and trademarks used in the operations of the specialty packaging and collection systems for the containment of infectious waste and sterilization products (hereinafter the "Products").

         The acquisition of the MD Industries business has been accounted for as a purchase pursuant to Statement No. 141 as issued by the Financial Accounting Standards Board. The operations of MD Industries have been included in the Company's statement of earnings since the acquisition date. Historical pro forma information as if this acquisition occurred at the beginning of all periods presented is not available. The following table summarizes the assets acquired from MD Industries and the allocation of the purchase price:

         Inventory                                   $700,000
         Factory and office equipment                  26,000
         Goodwill                                   8,782,000
         Trademarks                                    27,000
                                                   ----------
                                                   $9,535,000
                                                   ==========

         MD Industries sold its line of specialty packaging and collection systems for the containment of infectious waste and sterilization products. The Company sold specialty packaging and collection systems for the containment of infectious waste and sterilization products prior to the acquisition. Essentially, the acquisition increased the Company's market share in these products, while gaining operational efficiencies and the benefit of increased purchasing power and lower material costs. As a result of the acquisition, the Company has projected approximately $7.0 million of incremental sales to its existing customers of specialty packaging and collection systems for the containment of infectious waste and sterilization products with limited additional selling, general and administrative expenses. The aforementioned were the primary reasons for the acquisition and the main factors that contributed to the purchase price which resulted in the recognition of goodwill. For tax purposes, the goodwill will be deductible.

         Goodwill and the trademarks will be tested for impairment periodically, in accordance with Statement No. 142 as issued by the Financial Accounting Standards Board.

         The Company utilized the funds available under its existing Revolving Credit Note and Loan Agreement in order to satisfy the purchase price.

         On November 30, 2001, the Company acquired certain assets relating to the medical products business of Medi-Flex Hospital Products, Inc., a Kansas corporation ("Medi-Flex"). The purchase price for the assets acquired including related closing costs was approximately $11,269,000.

         The assets acquired included inventory, certain fixed assets, a supply agreement, a non-competition agreement and a trademark used in the manufacture of: (i) sterile kits for the insertion of intravenous catheters ("I.V. Start Kits"); and (ii) sterile procedure trays containing components necessary for the maintenance of large catheters inserted into the chest cavity ("Central Line Dressing Trays") (hereinafter the "Products").

         The acquisition of the Medi-Flex business has been accounted for as a purchase pursuant to Statement No. 141 as issued by the Financial Accounting Standards Board. The operations of Medi-Flex have been included in the Company's statement of earnings since the acquisition date.

         Pro forma information is not presented as complete historical operating results are not available. The following table summarizes the assets acquired from Medi-Flex and the allocation of the purchase price:

               Inventory                                 $650,000
               Factory and office equipment               300,000
               Goodwill                                 9,780,000
               Supply agreement                            29,000
               Non-competition agreement                  343,000
               Trademark                                  167,000
                                                      -----------
                                                      $11,269,000
                                                      ===========

         The Company, prior to this acquisition, sold a substantial portion of its products to the same customers that Medi-Flex sold its line of I.V. Start Kits and Central Line Dressing Trays. In addition, the Company manufactured and sold I.V. Start Kits and Central Line Dressing Trays prior to the acquisition. Essentially, the acquisition increased the Company's market share in these products, while gaining manufacturing efficiencies and the benefit of lower material costs. As a result of the acquisition, the Company has projected approximately $9.6 million of incremental sales to its existing customers of I.V. Start Kits and Central Line Dressing Trays with limited additional selling, general and administrative expenses. The aforementioned were the primary reasons for the acquisition and the main factors that contributed to the purchase price and which resulted in the recognition of goodwill. For tax purposes, the goodwill will be deductible.

         Goodwill and the trademark will be tested for impairment periodically, in accordance with Statement No. 142 as issued by the Financial Accounting Standards Board. The Supply Agreement will be amortized over a period of two years and the Non-Competition Agreement will be amortized over a period of seven years.

         The Company utilized the funds available under its existing Revolving Credit Note and Loan Agreement in order to satisfy the purchase price.

Note 6 -- Related Party Transactions

         At March 31, 2003, loans to officers remained at $1,493,576.

         The loans are classified as non-current assets except for the portions, which involve the purchase of the Company's common stock. The amount involving the purchase of the Company's common stock, which has been deducted from shareholders' equity, remained at $1,111,525 for the year ended March 31, 2003. Certain loans, which relate to the exercise of stock options, aggregating approximately $883,000, bear interest at 7% and are due June 2004. A loan granted in April of 2001 totaling $125,675 which relates to the exercise of stock options bears interest at 7% and is due on May 1, 2006. The balance of the loans, which are non-interest bearing, are payable on demand. Interest income received from officers aggregated $70,571 in fiscal 2003 and 2002 respectively.

         In October 1997, the Company entered into a Consulting Agreement with the Company's former Chief Executive Officer and Chairman of the Board. The Consulting Agreement provides for an annual fee of $275,000, payable in equal monthly installments, for the ten (10) year period ending December 31, 2007. The consulting services to be provided to the Company include, but are not limited to, the evaluation of the progress of the Company's business development, analysis of the Company's financial condition and proposed operations and the projected financial results thereof. In addition, the Consulting Agreement provides that the Company's former Chief Executive Officer will not, either directly or indirectly, engage in any business competitive to that being carried on by the Company.

Note 7 -- Income Taxes

Income tax expense (benefit) consists of the following:

                                             March 31,
                             2003              2002             2001
                             ----              ----             ----
         Current:
          Federal        $3,162,108        $3,033,179        $2,437,105
          State             520,293           456,877           586,232
         Deferred         1,280,639           374,718           (61,555)
                         ----------        ----------        ----------
                         $4,963,040        $3,864,774        $2,961,782
                         ==========        ==========        ==========

         The following table indicates the significant elements contributing to the difference between the statutory federal tax rate and the Company's effective tax rate for 2003, 2002 and 2001:

                                                March 31,
                                        2003      2002       2001
                                        ----      ----       ----
         Statutory rate                34.0%      34.0%      34.0%
         State taxes                    3.4        3.2        4.7
         Nondeductible expenses          .1         .2         .8
         Other                           .2         .7         .7
                                       ----       ----       ----
         Effective tax rate            37.7%      38.1%      40.2%
                                       ====       ====       ====

         The components of deferred tax assets and deferred tax liabilities at March 31, 2003, 2002 and 2001 are as follows:

                                                           March 31,
                                                 2003        2002        2001
                                                 ----        ----        ----
         Deferred tax assets
          Inventory valuation allowance        $287,311    $128,409    $137,419
          Allowance for doubtful accounts       104,051      88,919      73,339
         Total deferred tax assets             $391,362    $217,328    $210,758
         Deferred tax liabilities
         Depreciation and amortization       $2,436,256    $981,583    $600,295

Note 8 -- Leases

         The Company leases certain equipment and vehicles under noncancelable operating leases expiring in various years through fiscal 2006.

         The following is a schedule of noncancelable operating leases with initial or remaining terms of one year or more at March 31, 2003:

                                              Operating
                                               Leases
                                              --------
         Year ended March 31,
         2004                                 $79,552
         2005                                  74,842
         2006                                  44,701
         2007                                   9,842
         2008                                   5,264
                                             --------
         Total minimum lease payments        $214,201
                                             ========

Rental expense under operating leases was $211,608, $117,738, and $210,260 for the fiscal years ended March 31, 2003, 2002 and 2001, respectively.

Note 9 -- Long-term Debt

                                                       March 31,
                                                2003             2002
                                                ----             ----
         Revolving credit agreement (a)      $6,335,000              $0
         Term loan (a)                       22,500,000       6,300,000
         Industrial Revenue Bonds (b)         3,880,000       4,240,000
                                             32,715,000      10,540,000
         Less current portion                 5,360,000       2,160,000
                                            -----------      ----------
                                            $27,355,000      $8,380,000
                                            ===========      ==========

         (a) On October 21, 2002 the Company entered into a credit agreement with certain lenders and a bank acting as administration agent for the lenders (the "Credit Agreement"). The Credit Agreement provides for borrowing of $40,000,000 and is divided into two types of borrowing facilities, (i) a term loan with a principal amount of $25,000,000 which is payable in twenty consecutive equal quarterly installments which commenced on December 31, 2002. The term note shall bear interest from inception on the unpaid principal at the applicable interest rate. (ii) Revolving credit loans, which amounts may be borrowed, repaid and reborrowed up to $15,000,000. The revolving credit agreement expires on October 21, 2005. The revolving credit loans shall bear interest from inception on the unpaid principal at the applicable interest rate.

         Both the term loan and revolving credit loans bear interest at the "alternate base rate" plus the applicable margin or at the Company's option the "LIBOR rate" plus the "applicable margin." The alternate base rate shall mean a rate per annum equal to the greater of (a) the Prime rate or (b) the Federal Funds effective rate in effect on such day plus 1/2 of 1%. "Applicable Margin" shall mean with respect to LIBOR loans a range of 225 basis points to 325 basis points. With respect to Alternate base rate loans, the applicable margin shall range from 0 basis points to 75 basis points. The rates for both LIBOR and Alternate base rate loans are established quarterly based upon agreed upon financial ratios. Borrowings on the revolving credit loans are further limited to 80% of eligible accounts receivable, and 55% of eligible inventory, as defined, with a sublimit of $7,500,000. Borrowings under this agreement are collateralized by all the assets of the Company, and the agreement contains certain restrictive covenants, which, among other matters, impose limitations with respect to the incurrence of liens, guarantees, mergers, acquisitions, capital expenditures, specified sales of assets and prohibits the payment of dividends. The Company is also required to maintain various financial ratios which it is in compliance at March 31, 2003.

         The Credit Agreement replaced a Loan Agreement and Revolving Credit Note with a lending institution. Such agreement provided for a borrowing of $20,000,000 and was divided into two types of borrowing facilities (i) a term loan with a principal amount of up to $9,000,000 and (ii) revolving credit loans, which amounts may be borrowed, repaid and reborrowed up to $11,000,000. Interest on the term loan (3.4% at March 31, 2002) equaled the prime rate plus the applicable margin if any or at the Company's option at the adjusted LIBOR rate plus the LIBOR applicable margin. The margin's range from prime rate to prime rate plus 1/4% for prime rate loans and LIBOR plus 11/2% to LIBOR plus 21/2% for LIBOR rate loans. The rate was determined quarterly based on agreed-upon financial ratios. Interest on revolving credit loans (4.75% at March 31, 2002) equaled the prime rate or at the Company's option at the LIBOR rate plus the applicable margin. The LIBOR margin ranges from LIBOR plus 11/2% to LIBOR plus 21/4%. The rates were determined quarterly based on agreed-upon financial ratios.

         (b) On July 9, 1997 the Company acquired approximately 32 acres of land located in Arden, North Carolina and an existing 205,000 square foot building located thereon (the "Arden Facility"). The purchase price for the Arden Facility was $2,900,000, which was paid at closing. The acquisition of the Arden Facility was financed with the proceeds from the issuance and sale by The Buncombe County Industrial Facilities and Pollution Control Financing Authority of its $5,500,000 Industrial Development Revenue Bonds (Medical Action Industries Inc. Project), Series 1997 (the "Bonds"). Interest on the Bonds is payable on the first business day of each January, April, July and October commencing October, 1997 and ending July, 2013. Principal payments are due and payable in 60 consecutive quarterly installments of $90,000 commencing October 1, 1998 and ending July 1, 2013 with a final maturity payment of $190,000. The Bonds bear interest at a variable rate, determined weekly. The interest rate on the Bonds at March 31, 2003 was 1.3% per annum. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement dated as of July 1, 1997 with a bank for approximately $5,800,000 (the "Reimbursement Agreement") to support principal and interest payments of the Bonds and requires payment of an annual fee of .85% of the remaining balance. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent will use its best efforts to arrange for a sale in the secondary market of such Bonds.

The Remarketing Agreement provides for the payment of an annual fee of .125% of the remaining balance.

         As of March 31, 1998, the Company had used all of the $5,500,000 proceeds from the Bonds for the purchase and rehabilitation of the Arden Facility and for the acquisition of machinery and equipment.

         Maturities of long-term debt are as follows at March 31, 2003:

              2004                      $5,360,000
              2005                       5,360,000
              2006                      11,695,000
              2007                       5,360,000
              2008                       2,860,000
              Thereafter                 2,080,000
                                       -----------
                                       $32,715,000
                                       ===========

Note 10-- Earnings Per Share

                                            2003          2002          2001
                                            ----          ----          ----
     Numerator:
     Net income for basic and
       diluted earnings per share        $8,200,702    $6,270,645    $4,407,845
     Denominator:
     Denominator for basic
       earnings per share -
         weighted average shares          9,578,136     9,251,430     9,217,635
     Effect of dilutive securities:
     Employee stock options                 595,601       850,888       346,906
     Non-vested restricted stock                  -             -             -
     Warrants                                10,174        37,382        16,648
     Dilutive potential common shares       605,775       888,270       363,554
     Denominator for diluted earnings
       per share - adjusted
       weighted average shares           10,183,911    10,139,700     9,581,189
     Basic earnings per share                  $.86          $.68          $.48
     Diluted earnings per share                $.81          $.62          $.46


Note 11--Shareholders' Equity and Stock Plans

         During fiscal 1990, the Company's Board of Directors and stockholders approved a Non-Qualified Stock Option Plan (the "Non-Qualified Option Plan"). The Non-Qualified Option Plan, as amended, authorizes the granting to employees of the Company options to purchase an aggregate of 2,150,000 shares of the Company's common stock. The options are granted with an exercise price equal to the fair market price or at a value that is not less than 85% of the fair market value on the date of grant. The options are excercisable in two equal installments on the first and second anniversary of the date of grant. Options expire from five to ten years from the date of grant unless the employment is terminated, in which event, subject to certain exceptions, the options terminate two months subsequent to date of termination. The number of shares exercisable at March 31, 2003, 2002 and 2001 were 334,375, 304,375 and 417,500, respectively.

         In 1994, the Company's Board of Directors and stockholders approved the 1994 Stock Incentive plan (the "Incentive Plan"), which, as amended, covers 1,350,000 shares of the Company's common stock. The Incentive Plan, which expires in 2009, permits the granting of incentive stock options, shares of restricted stock and non-qualified stock options. All officers and key employees of the Company and its affiliates are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Stock Option Committee of the Board of Directors, which determines the persons to whom, and the times at which, awards will be granted. In addition, the Stock Option Committee decides the type of awards to be granted and all other related terms and conditions of the awards. The per share exercise price of any option may not be less than the fair market value of a share of common stock at the time of grant. Grants outstanding at March 31, 2003 vest in two equal installments on the first and second anniversary of the date of grant. Future grants may have different vesting schedules. The number of non-qualified options excercisable at March 31, 2003, 2002, and 2001 were 290,000, 335,000 and 510,000, respectively. No incentive options have been issued under this plan.

         The Company's 1996 Non-Employee Director Stock Option Plan (the "Director Plan") was approved by the stockholders in August 1996 and covers 100,000 shares of the Company's common stock. Under the terms of the Director Plan, each non-employee director of the Company will be granted each year an option to purchase 2,500 shares of the Company's common stock with an exercise price equal to the fair market price of common stock at the time of grant. The authorization for grants under the Director Plan will expire after the annual meeting in 2006. All of the options to purchase 25,000 shares were excercisable at March 31, 2003.

         In July 2000, as consideration for services received, the Board of Directors approved the issuance of a five-year warrant to purchase 50,000 shares of the Company's common stock, at $3.47 per share, the market value on the date of grant. During the year ended March 31, 2002, 35,500 shares of the warrant were exercised through the cashless exercise provision in the agreement, pursuant to which, 24,031 shares of the Company's common stock were issued.

         Pursuant to an acquisition, the Board of Directors approved the issuance of a ten-year warrant to purchase 50,000 shares of the Company's common stock, at $2.84 per share. In August 2001, the warrant was exercised through the cashless exercise provision in the agreement, pursuant to which, 38,258 shares of the Company's common stock were issued.

         Pursuant to an Employment Agreement, the Board of Directors approved the issuance of a five-year warrant to purchase 35,000 shares of the Company's common stock to a former principal stockholder of Dayhill Corporation, at $3.94 per share, the market value on the date of grant. In June 2001, the warrant was exercised through the cashless exercise provision in the agreement, pursuant to which 17,321 shares of the Company's common stock were issued.

         Option activity under the option plans during the three years ended March 31, 2003 is summarized as follows:

                               1996 Non-Employee
                           Non-Qualified Option Plan     1994 Stock Incentive Plan     Directors Stock Option Plan
                         -----------------------------  ---------------------------    ---------------------------
                                                                                                                    Weighted Average
                           Number of  Option Price Per   Number of    Option Price      Number of     Option Price    Option Price
                            Shares          Share          Shares       Per Share         Shares        Per Share       Per Share
                          ----------- ----------------  -----------  --------------    ----------     ------------  ----------------
Balance at April 1, 2000     650,000    $ .97 - $3.88    510,000   $ 1.88 - $ 3.38      22,500      $3.00 - $ 3.25       $ 2.65
Granted                      190,250    $3.00 - $3.94       -             -              7,500          $ 3.94           $ 3.25
Exercised                   (115,000)   $ .97 - $3.38       -             -                -              -              $ 2.05
Cancelled                    (51,000)   $2.63 - $3.88       -             -                -              -              $ 2.98
Balance at March 31, 2001    674,250    $1.69 - $3.75    510,000   $ 1.88 - $ 3.38      30,000      $3.00 - $ 3.94       $ 2.79
Granted                      204,500        $4.00         60,000   $ 4.00 - $17.79       7,500          $12.55           $ 6.16
Exercised                   (293,500)   $1.69 - $3.75   (175,000)       $ 1.88         (10,000)     $3.00 - $ 3.94       $ 2.29
Cancelled                     (5,750)   $3.00 - $3.31       -             -                -              -              $ 3.23
Balance at March 31, 2002    579,500    $2.09 - $4.00    395,000   $ 2.63 - $17.79      27,500      $3.00 - $12.55       $ 3.94
Granted                         -             -          347,000   $10.75 - $13.31       7,500          $13.30           $12.48
Exercised                   (149,500)   $2.09 - $4.00    (75,000)       $ 3.25         (10,000)     $3.00 - $ 3.94       $ 3.15
Cancelled                    (10,000)       $4.00        (48,750)  $12.75 - $13.31         -              -              $11.50
Balance at March 31, 2003    420,000    $2.63 - $4.00    618,250   $ 2.63 - $17.79      25,000      $3.00 - $13.30       $ 8.47



The following table summarizes additional information about stock options at March 31, 2003:

                                      Options Outstanding                   Options Exercisable
                         --------------------------------------------- -----------------------------
                                                          Weighted-                       Weighted-
                                        Weighted-       Average Years                      Average
Range or                     Number      Average          Remaining         Number         Exercise
Exercise Price            Outstanding  Exercise Price  Contractual Life  Exercisable        Price
---------------          ------------  --------------  ---------------- ------------     -----------

$ 2.63  - $ 3.00             268,750        $ 2.86             5.1        268,750           $ 2.86
$ 3.125 - $ 4.00             431,250        $ 3.65             3.7        340,625           $ 3.55
$10.75  - $12.55             113,500        $11.69             9.1         22,500           $12.55
$12.75  - $13.30             229,750        $12.77             9.2          7,500           $13.30
$17.79                        20,000        $17.79             8.5         10,000           $17.79
                           ---------        ------             ---        -------           ------
Total                      1,063,250        $ 6.54             5.9        649,375           $ 3.91
                           =========        ======             ===        =======           ======


Table of options and bonus shares available for future issuance as of March 31, 2003:

                                                Non-Qualified      1994 Stock          1996 Directors
                                                 Option Plan     Incentive Plan      Stock Option Plan         Total
                                                --------------   ---------------     ------------------    -------------
Authorized by Directors and Stockholders          2,150,000         1,350,000              100,000           3,600,000
Options previously exercised                      1,717,625           550,000               20,000           2,287,625
Bonus shares previously granted                         -              30,000                  -                30,000
Options outstanding                                 420,000           618,250               25,000           1,063,250
Remaining for future issuance                        12,375           151,750               55,000             219,125

The fair value of the Company's employee and director stock-based awards is estimated on the date of grant using the Black-Scholes option-pricing model assuming no expected dividends and the following weighted average assumptions:

                                              2003       2002       2001
                                              ----       ----       ----
         Expected stock price volatility      .581       .512       .607
         Risk-free interest rate             4.87%      5.17%      5.74%
         Expected life of options           8 years    8 years    8 years

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee and director stock-based awards have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options.

         The weighted average fair value of stock-based awards granted is $8.30 in fiscal 2003, $3.93 in fiscal 2002 and $2.22 in fiscal 2001.

Note 12 -- Retirement Plan

         Effective April 1, 1988, the Company adopted a retirement plan for all of its employees pursuant to section 401(k) of the Internal Revenue Code. Subject to the terms and conditions of the plan, each eligible employee may contribute up to 15% of his or her compensation as defined therein. In addition, the Plan provides for a discretionary matching company contribution of 25% of the employee's contribution up to a maximum of 6% of their compensation. The Company's contribution vests over a period of four years and amounted to $124,133 in 2003, $99,904 in 2002 and $52,596 in 2001.

Note 13 -- Other Matters

         (a) Sales to Owens and Minor Inc., Allegiance Healthcare Corp., and McKesson General Medical (the "Distributors") accounted for approximately 34%, 20% and 11%, respectively, for the fiscal year ended March 31, 2003, 33%, 28% and 10% of net sales, respectively, for the fiscal year ended March 31, 2002, and 31%, 23% and 12%, respectively, for the fiscal year ended March 31, 2001. Although the Distributors may be deemed in a technical sense to be major purchasers of the Company's products, the Distributors typically serve as a distributor under a purchase order or supply agreement between the customer and the Company and do not purchase for their own accounts. The Company, therefore, does not believe it is appropriate to categorize the Distributors as actual customers.

         (b) Product development costs charged to expense were $529,000, $453,000, and $457,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

         (c) The Company is a party to lawsuits arising out of the conduct of its ordinary course of business, including those related to product liability and the sale and distribution of its products, which management believes are covered by insurance. While the results of such lawsuits cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the financial position or results of operations of the Company.

         (d) The Company operates in one industry, disposable medical products.

         (e) Shipping costs are included in Cost of Sales. Handling costs of $1,459,000, $922,000, and $996,000 for the years ended March 31, 2003, 2002 and
2001 respectively, are included in selling, general and administrative expenses.

         (f) The Company's international sales were $3,130,000, $3,026,000 and $3,879,000 for the years ended March 31, 2003, 2002 and 2001, respectively.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors
MEDICAL ACTION INDUSTRIES INC.

         We have audited the accompanying balance sheets of Medical Action Industries Inc. as of March 31, 2003 and 2002, and the related statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Action Industries Inc. as of March 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


         Grant Thornton LLP
         Melville, New York
         May 20, 2003

                      SUMMARY OF QUARTERLY FINANCIAL DATA
                                  (UNAUDITED)

                                                         Quarter Ended
                                   ----------------------------------------------------------
2003                               June 30          Sept 30           Dec 31         March 31
----                               -------          -------           ------         --------
Net Sales                        $22,554,300      $23,575,513      $28,989,413      $29,702,618
Gross Profit                       7,144,900        7,108,071        8,707,419        8,423,099
Net income                       $ 1,823,202      $ 1,789,158      $ 2,177,093      $ 2,411,249
Net income per common share
      Basic                             $.19             $.19             $.23             $.25
      Diluted                           $.18             $.18             $.21             $.24


                                                         Quarter Ended
                                   ----------------------------------------------------------
2002                               June 30          Sept 30           Dec 31         March 31
----                               -------          -------           ------         --------
Net Sales                        $20,088,783      $20,854,772      $20,429,472      $21,463,022
Gross Profit                       6,016,722        6,549,721        6,197,210        6,771,304
Net income                       $ 1,341,436      $ 1,590,753      $ 1,600,185      $ 1,738,271
Net income per common share
Basic                                   $.15             $.17             $.17             $.18
Diluted                                 $.14             $.16             $.16             $.17

Statement of Management Responsibility

         The financial statements included in this annual report have been prepared by the management of Medical Action Industries Inc. which has primary responsibility for the integrity and objectivity of the statements. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include, where necessary, certain estimates and judgments by management deemed appropriate in light of existing circumstances.

         Management is also responsible for maintaining a system of internal accounting controls designed to provide reasonable assurance that transactions are properly authorized and recorded and the Company's assets are safeguarded against material loss and unauthorized use or disposal. To accomplish this, management has developed prescribed policies and procedures encompassing all facets of the Company's accounting system. These policies and procedures are continuously monitored by management and are updated or modified as needed.

         The fiscal 2003 financial statements of the Company have been audited by Grant Thornton LLP, independent certified public accountants. Their accompanying report is based on an audit conducted in accordance with auditing standards generally accepted in the United States of America. As part of their audit, they assess internal accounting controls and financial reporting matters for the purpose of determining the amount of reliance to place on those controls relating to the audit tests they perform.

         The Company's Board of Directors maintains an Audit Committee consisting of outside directors who meet periodically with management and separately with the independent auditors to review financial reporting matters and to discuss issues relating to their audit.


Paul D. Meringolo, Chairman of the Board,    Richard G. Satin, Vice President of
Chief Executive Officer and President        Operations and General Counsel

                      CORPORATE INFORMATION AND DIRECTORY

BOARD OF DIRECTORS

Paul D. Meringolo
Chairman of the Board,
Chief Executive Officer and President

Richard G. Satin
Vice President of Operations and
General Counsel

Bernard Wengrover
Certified Public Accountant

Dr. Philip F. Corso
Assistant Clinical Professor of Surgery
Emeritus - Yale University School of Medicine;
Senior Attending and Emeritus Chief of Plastic Surgery
Bridgeport and Norwalk Hospitals

Dr. Thomas A. Nicosia
Fellow of the American College of Cardiology.
Affiliated with St. Francis and North Shore University Hospitals


EXECUTIVE OFFICERS

Paul D. Meringolo
Chairman of the Board,
Chief Executive Officer and President

Richard G. Satin
Vice President of Operations and
General Counsel

Daniel F. Marsh
Vice President - Sales and Marketing

Eric Liu
Vice President - International Operations


OPERATIONS MANAGEMENT

Victor Bacchioni
Corporate Controller

Steve Carlson
General Manager - Arden Facility

Steve Ferrera
Director of Sales and Marketing - OEM Division

Anthony Gadzinski
Director of Alternate Care

Scott Y Gemmell
General Manager - Clarksburg Facility

John Kringel
Director of Marketing

Howard Laster
Vice President - National Accounts

Peter Meringolo
Director of International Marketing

Philip R. Meringolo
Director of Information Systems


INDEPENDENT AUDITORS

Grant Thornton LLP
445 Broad Hollow Road
Melville, New York 11747


REGISTRAR & TRANSFER AGENT

American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038

SEC FORM 10-K

If you would like a copy of our Annual Report on SEC Form 10-K for the fiscal year ended March 31, 2003, you may obtain it without charge. Direct your request to Medical Action Industries Inc., Corporate Secretary, 800 Prime Place, Hauppauge, New York 11788.


DUPLICATE MAILINGS

When a stockholder owns shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the Annual Report or other mailings. For further information on how to eliminate multiple mailings, contact American Stock Transfer and Trust Company at (718) 921-8293.


COMPANY FACILITIES

Executive Offices
800 Prime Place
Hauppauge, New York 11788

Manufacturing/Distribution Facilities
25 Heywood Road
Arden, North Carolina 28704
10 Columbia Boulevard
Clarksburg, West Virginia 26301

                          ANNUAL STOCKHOLDERS' MEETING

The Annual Stockholders' Meeting of Medical Action will be held on Thursday, August 14, 2003 at the:

         NASDAQ Marketsite
         4 Times Square
         43rd & Broadway
         New York, New York 10036

A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.


STOCK TRADING

Medical Action's common stock trades on the NASDAQ Stock MarketSM under the symbol MDCI. As of June 1, 2003, there were approximately 500 stockholders of record, which does not include approximately 4,000 beneficial owners of shares held in the names of brokers or other nominees. The following table sets forth, for the periods indicated, the high and low closing prices per share of Medical Action Common Stock as reported by the National Market tier of the NASDAQ Stock
MarketSM:

                             Fiscal 2003      Fiscal 2002
                           --------------   ---------------
                            High     Low     High     Low
                            ----     ---     ----     ---
First Quarter              15.44    11.01    8.95     3.91
Second Quarter             13.33    10.75   17.10     8.50
Third Quarter              12.80    10.42   22.63    13.31
Fourth Quarter             11.90     9.50   17.57    10.27



MEDICAL ACTION INDUSTRIES INC.
Executive Offices: 800 Prime Place
Hauppauge, NY 11788
Telephone: (631) 231-4600  n  Fax: (631) 231-3075
E-mail: mdci@medical-action.com
Web site: www.medical-action.com